SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 17 December 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Bank of Ireland

2. Name of director/Secretary

Mike Soden

John O'Donovan

John Clifford (Secretary)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mike Soden

John O'Donovan

John Clifford

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options under the 2003 SAYE Scheme

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

15 December 2003

18. Period during which or date on which exercisable

Within 6 months of the end of the savings contract

19. Total amount paid (if any) for grant of the option

Mike Soden - euro 320 per month for 3 years

John O'Donovan - euro 320 per month for 5 years

John Clifford - euro 320 per month for 3 years

20. Description of shares or debentures involved: class, number

Units of Ordinary Stock:-



Mike Soden - 1522

John O'Donovan - 2653

John Clifford - 1522

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Euro 7.84

22. Total number of shares or debentures over which options held following this notification

Options held under the following schemes:-



SAYE, Executive Stock Options (ESO), Long Term Performance Stock Plan
(LTPSP):



Mike Soden - SAYE 1522; ESO 461,000; LTPSP 82,632

John O'Donovan - SAYE 2653; ESO 113,000; LTPSP 24,113

John Clifford - SAYE 1522; ESO 105,000; LTPSP 20,037

23. Any additional information

Date company informed - 16 December 2003

24. Name of contact and telephone number for queries

Peter Nugent

+ 353 1 6043402

25. Name and signature of authorised company official responsible for making this notification

Peter Nugent

Date of Notification

17 December 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 17 December 2003